UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

July 9, 2024

Date of Report (Date of earliest event reported)

Monterey Capital Acquisition Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41389	87-2898342
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

419 Webster, Monterey, California (Address of Principal Executive Offices)	93940 (Zip Code)

Registrant’s telephone number, including area code: (831) 649-7388

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one redeemable Warrant	MCACU	The NASDAQ Stock Market LLC

Class A Common Stock, par value $0.0001 per share	MCAC	The NASDAQ Stock Market LLC

Warrants, each exercisable for one share of Class A common stock for $11.50 per share	MCACW	The NASDAQ Stock Market LLC

Rights, each right receives one-tenth of one share of Class A common stock	MCACR	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

As of July 9, 2024, the pro rata portion of the trust account (the “Trust Account”) of Monterey Capital Acquisition Corporation (the “Company”) each share of Class A common stock, par value $0.0001 per share (each a “Public Share”) would be entitled to receive upon redemption, assuming estimated withdrawals from the Trust Account to pay franchise and income taxes owed by the Company, is approximately $11.36 per share (the “Redemption Price”). The Redemption Price is based on the Trust Account balance as of July 9, 2024, of approximately $79,646,196, which accounts for the Company’s tax expense withdrawal from the Trust Account of $311,200 as of the same date. Holders of Public Shares who wish to withdraw their previously submitted redemption requests may do so by requesting the Company’s transfer agent, Continental Stock Transfer & Trust Company, to return such Public Shares.

Pursuant to the terms of the Forward Purchase Agreement dated December 31, 2022, by and between the Company and Meteora Special Opportunity Fund (“Meteora”), Meteora may not beneficially own greater than 9.9% of the issued and outstanding Public Shares on a post-merger pro forma basis (the “Ownership Limitation”). On July 9, 2024, the Company and Meteora agreed to waive the Ownership Limitation.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between MCAC and ConnectM Technology Solutions Inc. (“ConnectM”), MCAC filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes the Company’s definitive proxy statement/prospectus filed with the SEC on June 17, 2024 (the “Proxy Statement”) which has been distributed to holders of shares of MCAC’s common stock in connection with MCAC’s solicitation of proxies for the vote by MCAC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement. MCAC’s stockholders and other interested persons are advised to read the Proxy Statement as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement and the Business Combination. The definitive Proxy Statement and other relevant materials for the Business Combination have been mailed to stockholders of MCAC as of May 20, 2024. Stockholders are also able to obtain copies of the Proxy Statement, and other documents filed with the SEC incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Monterey Capital Acquisition Corporation, 419 Webster Street, Monterey, California 93940, Attention: Bala Padmakumar.

Participants in the Solicitation

MCAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MCAC’s stockholders in connection with the transaction. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of MCAC’s executive officers and directors in the solicitation by reading the Proxy Statement and other relevant materials filed with the SEC in connection with the Merger (as defined in the Proxy Statement) when they become available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed Merger is set forth in the Proxy Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Merger. All statements other than statements of historical facts contained in this report are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of MCAC securities; the failure to satisfy the conditions to closing the transaction, including the requisite approvals by the stockholders of MCAC and the receipt of certain governmental and regulatory approvals; the effect of the announcement or pendency of the transaction on the ConnectM’s business relationships and business generally; the outcome of any legal proceedings that may be instituted related to the transaction; the ability to realize the anticipated benefits of the transaction; and ConnectM may use its capital resources sooner than it expects. Moreover, ConnectM operates in a very competitive and rapidly changing environment. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond MCAC’s and ConnectM’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the Proxy Statement discussed herein and other documents filed by MCAC’s from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. MCAC and ConnectM assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither MCAC nor ConnectM gives any assurance that either MCAC or ConnectM or the combined company will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2024	MONTEREY CAPITAL ACQUISITION CORPORATION

	By:	/s/ Bala Padmakumar
	Name:	Bala Padmakumar
	Title:	Chief Executive Officer